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                                 FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                          Dated June 23, 2003

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 23, 2003
                ---------------
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
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                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------

[WINTERTHUR LOGO]

WINTERTHUR LIFE SWITZERLAND - MEDIA RELEASE

THE NEW WINTERTHUR MODEL FOR THE EMPLOYEE BENEFITS BUSINESS
IN SWITZERLAND AS OF 2004
-------------------------------------------------------------------------------


Winterthur, June 23, 2003 - WINTERTHUR HAS DEVELOPED A NEW MODEL FOR ITS COLLECTIVE FOUNDATIONS THAT IS MORE CLOSELY ALIGNED WITH THE CURRENT BUSINESS ENVIRONMENT AND DEVELOPMENTS IN LIFE EXPECTANCY. THIS MODEL PLACES EMPLOYEE BENEFITS FOR ALL MEMBERS ON A MORE SUSTAINABLE FOOTING. THE KEY ELEMENTS OF THE WINTERTHUR MODEL COMPRISE A SEPARATION OF THE INSURANCE AND PENSIONS RELATIONSHIPS - BRINGING ABOUT PARTIAL INDEPENDENCE AND A STRENGTHENING OF COLLECTIVE FOUNDATIONS - AND A DISTINCTION BETWEEN MANDATORY AND EXTRA-MANDATORY EMPLOYEE BENEFITS. THE WINTERTHUR MODEL WILL BE INTRODUCED ON JANUARY 1, 2004. IN ADDITION, WINTERTHUR WILL ADJUST THE RISK PREMIUM AND COST LOADING.

The environment surrounding employee benefits in Switzerland is proving to be very challenging for pension funds, collective foundations and companies. Against this background, Winterthur has developed a new model, which has been approved by the supervisory authorities of the Federal government. The Winterthur model places employee benefits for all involved parties on a sustainable footing and thereby helps to secure the Swiss pension system in the long term. At the same time, introducing the new model brings with it several unavoidable adjustments to benefits. The changes center on the BVG/LPP minimum interest rate, which is set by the government and currently cannot be achieved by means of risk-free investments, and the current annuity conversion rate, which is no longer realistic in view of increased life expectancy.

The key features of the Winterthur model are the far-reaching separation of the pensions and insurance relationships, and the resulting partial independence and strengthening of collective foundations. The model provides these collective foundations with increased flexibility in financing regulatory benefits and ensures more transparency in their decision-making. Furthermore, in the future there will be a distinction between mandatory and extra-mandatory insurance, and the foundation's board of trustees will be expanded to include employer and employee representatives in addition to those of Winterthur Life.

Details on how the Winterthur model works:

INSURANCE RELATIONSHIP: WINTERTHUR GUARANTEES THE COLLECTIVE FOUNDATION AN ADEQUATE INTEREST RATE BASED ON ECONOMIC CRITERIA
Winterthur will continue to offer collective foundations an adequate interest rate on its insured's retirement assets. However, this interest rate will no longer necessarily be identical with the BVG/LPP minimum interest rate. Winterthur will set the corresponding interest rate annually on the basis of returns from risk-free investments; for 2004 this interest rate will be 2%, which corresponds to the BVG/LPP rate proposed by the Federal Council. If Winterthur realizes higher returns on investments, a large part of the surpluses will, as in the past, be passed on to the collective foundations.

PENSIONS RELATIONSHIP: THE COLLECTIVE FOUNDATION DISTINGUISHES BETWEEN MANDATORY AND EXTRA-MANDATORY BENEFITS
The collective foundation will continue to grant all the retirement benefits specified in its regulations. Additionally, mandatory benefits will be governed by the provisions set forth by the Federal Council in the future.

In the extra-mandatory domain, the collective foundation will make use of its flexibility and set terms on an annual basis. For 2004, the rate of interest on retirement assets will be in line with the economic environment and set at 2%, plus any surplus income from investments; the conversion rate will be lowered from 7.2% to 5.454% for women, and to 5.835% for men. Current retirement pensions will not be affected by these changes.

TEMPORARY COVER SHORTFALL BY THE COLLECTIVE FOUNDATION IS PERMITTED
The collective foundation's goal is to use the guaranteed interest rate (reinsurance) offered by Winterthur, plus any surplus income earned from investments, in order to achieve at least the statutory BVG/LPP minimum interest rate. If this is temporarily not possible, the collective foundation will now be permitted to operate with a certain cover shortfall without immediately having to request additional contributions from the company or the insured.

The Winterthur model mainly affects the collective foundations of Winterthur-Columna and will be introduced as of January 1, 2004. The full scope of the changes will impact only those customers whose policies are due for renewal on January 1, 2004.

INCREASE IN DISABILITY CASES LEADS TO HIGHER PREMIUMS
Due to the significant increase in the number of disability cases over the past few years, Winterthur will, independent of the implementation of the new model, raise the risk premium by 30% on average and the cost loading by 15% on average as of January 1, 2004. This will mean an average increase of 8% in total contributions (savings, risk and cost portions). As a rule, employer and employee will each pay half of these contributions.

Ruedi Hefti, Head of Winterthur Life Switzerland says, "We are convinced that we have developed a workable model for employee benefits insurance that reflects the economic and political environment. The Winterthur model offers companies and insured a sustainable and comprehensive employee benefits solution that is reliable and financially viable. With this offer, Winterthur aims to continue to be an attractive partner in providing Pillar 2 benefits."

NOTE FOR THE EDITORIAL OFFICES
Winterthur Life will disclose information on the "Winterthur model for employee benefits" at today's press conference. The press conference is scheduled for 11:30 in Winterthur (invitation enclosed).


INQUIRIES
Winterthur, Media Relations Switzerland               Tel.     +41 52 261 59 47
                                                      Tel.     +41 52 261 60 10
Credit Suisse Group, Investor Relations               Tel.     +41  1 333 45 70


INTERNET
The media release and a comprehensive information kit are available at:

WWW.WINTERTHUR-LIFE.CH


WINTERTHUR LIFE SWITZERLAND
Winterthur Life, which belongs to Credit Suisse Group, is the second largest life insurer in Switzerland with a twenty-five percent market share. Winterthur Life offers innovative and comprehensive solutions in employee benefits to individuals, companies and associations. Winterthur Life offers its products and services through its own sales channels, Credit Suisse Group banks, and third-party distribution partners. In Switzerland, Winterthur Life employs a staff of approximately 1,100. A diversified sales network of 48 general agencies and 380 field staff are responsible for serving the market. Winterthur Life's direct premium volume in 2002 was CHF 8.9 billion (individual life business CHF
1.9 billion, and group life business CHF 7.0 billion).

WINTERTHUR GROUP
Winterthur Group is a leading Swiss insurance company with its head office in Winterthur and, as an international company, ranks among the top six providers of primary insurance in Europe. The Group provides a broad range of property and liability insurance products, as well as insurance solutions in life and pensions that are tailored to the individual needs of private and corporate clients. With approximately 32,000 employees worldwide, Winterthur Group achieved a premium volume of CHF 37.4 billion in 2002 and reported assets under management of CHF 142.7 billion as of March 31, 2003.

CREDIT SUISSE GROUP
Credit Suisse Group is a leading global financial services company headquartered in Zurich, Switzerland. Credit Suisse Financial Services offers comprehensive financial advice, banking products as well as Winterthur pension and insurance solutions to private clients and small and medium-sized enterprises. The Credit Suisse First Boston business unit, an investment bank, acts as a financial intermediary and provides support to global companies, institutions, state bodies and private clients. Credit Suisse Group registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs approximately 73,000 staff worldwide. Assets under management as at March 31, 2003 amounted to CHF 1,160.5 billion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us;
(iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations;
(xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in Credit Suisse Group's most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

CAUTIONARY STATEMENT REGARDING NON-GAAP FINANCIAL INFORMATION

This press release may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on Credit Suisse Group's website at WWW.CREDIT-SUISSE.COM/SEC.HTML.

 WINTERTHUR LOGO]



INVITATION

WINTERTHUR LIFE SWITZERLAND PRESS CONFERENCE
THE WINTERTHUR MODEL FOR THE EMPLOYEE BENEFITS BUSINESS
--------------------------------------------------------------------------------



DATE:         Monday, June 23, 2003

PLACE:        Winterthur Building R, Romerstrasse 17, Winterthur
              (building next to the Winterthur Head Office - see enclosed map; parking spaces are available in front of the building)

TIME:         11:30  - approx. 12:30


--------------------------------------------------------------------------------

PROGRAM:      11:30 - 11:35     WELCOME/INTRODUCTION
                                Ruedi Hefti, Head of Winterthur Life Switzerland

              11:35 - 12:00     PRESENTATION: THE WINTERTHUR MODEL
                                Ruedi Hefti, Head of Winterthur Life Switzerland
                                Stephan Hegner, Head of Group Life Business
                                Switzerland

              12:00 - 12:30     Q&A


              There will be opportunities for interviews after the press conference. Please indicate on your registration if you are interested in an interview.


REGISTRATION: Elisabeth Ryffel, tel. +41 52 261 20 33,
ELISABETH.RYFFEL@WINTERTHUR.CH


LIST OF WINTERTHUR BUILDINGS:               Building R - see enclosure

[MAP OF BUILDING ACCESS OBJECT OMITTED]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  June 23, 2003                      By:  /s/ David Frick
    ------------------                        -----------------------------
                                                     (Signature)*
                                              Member of the Executive Board
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director